787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

October 4, 2019

VIA EDGAR

John Grzeskiewicz

Christina Fettig

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	BlackRock Utilities, Infrastructure & Power Opportunities Trust Registration Statement on Form N-2

(Securities Act File No. 333-233279)

Dear Mr. Grzeskiewicz and Ms. Fettig:

On behalf of BlackRock Utilities, Infrastructure & Power Opportunities Trust (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned by telephone on September 3, 2019 and September 18, 2019, regarding the Registrant’s Registration Statement on Form N-2 (the “Registration Statement”), which was filed with the Commission on August 14, 2019.

The Staff’s comments have been restated below in italicized text. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Pre-Effective Amendment No. 1 to the Registration Statement, which is being filed concurrently with this letter, reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

NEW YORK    WASHINGTON    HOUSTON    PALO ALTO    PARIS    LONDON    FRANKFURT    BRUSSELS    MILAN     ROME

Disclosure Staff Comments

Comment No. 1:	The Staff notes that the Registration Statement is registering a continuous shelf offering by the Registrant. The Staff reminds the Registrant that if it wants to prolong this offering beyond 3 years, it must file another Registration Statement on Form N-2.

Response:	The Registrant acknowledges the comment and confirms that it will file another Registration Statement on Form N-2 if it intends to prolong the offering beyond 3 years in accordance with Rule 415(a)(5) under the Securities Act of 1933, as amended.

Comment No. 2:	Please note that the Staff may have additional comments to the Registration Statement once missing information is provided in the next pre-effective amendment.

Response:	The Registrant acknowledges the comment and confirms that, with the exception of the date of the Prospectus and the Statement of Additional Information, all information required to be included in the Registration Statement at the time of effectiveness will be included by pre-effective amendment.

Comment No. 3:	It is unclear to the Staff whether the Registrant currently intends to conduct a rights offering. Please state whether the Registrant intends to offer rights in the next year. If so, please state whether the rights will be transferable. If the rights are dilutable, the prospectus of any rights offering should provide an example showing the extent of the dilutive effect when the subscription price is below the NAV on the pricing date. Please note that the Registrant will also need an opinion of counsel with respect to the legality of the shares issued in the rights offering, and that counsel must include in its opinion that the right is a binding obligation of the fund under the law of the jurisdiction that governs the rights agreement.

Response:	The Registrant currently has no intention of issuing shares in a rights offering over the next year. However, if the Registrant does issue shares in a rights offering, it will receive an opinion of counsel with respect to the legality of shares.

Comment No. 4:	In the subsection entitled “Prospectus Summary – Investment Policies – Options Writing Strategy,” please consider disclosing that “other written options” are known as naked options and that the idea is that naked options are those where the writer does not own the underlying assets under the rights and thus the writers of naked options are unprotected from unlimited loss.

Response:	The requested change has been made.

Accounting Staff Comments

Comment No. 5:	Please update the financial information in the Registration Statement to incorporate the Registrant’s financial statements included in its semi-annual report for the fiscal period ended June 30, 2019.

Response:	The requested change has been made.

Comment No. 6:	Please note that instruction 6 of Item 3 of Form N-2 states that ‘“Other Expenses’ should be estimated.” Please revise the fee table on page 28 of the section entitled “Summary of Trust Expenses” to show estimated expense.

Response:	The requested change has been made.

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Please do not hesitate to contact me at (212) 728-8037 if you have any comments or if you require additional information.

Respectfully submitted,

/s/ Stacey P. Ruiz
Stacey P. Ruiz

cc:	Janey Ahn, Esq., BlackRock Advisors, LLC
Dean Caruvana, Esq., BlackRock Advisors, LLC
Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP